FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 14, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 14, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2009 FIRST QUARTER FINANCIAL RESULTS

Vancouver, British Columbia – May 14, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces its financial results for the three month period ended March 31, 2009. All financial results are in U.S. dollars unless otherwise stated.

Q1 2009 Summary

•

Revenue increased to $5.0 million from $2.9 million in Q1 2008

•

Net earnings increased to $0.8 million or $0.02 per share, from net earnings of $0.0 million, or $0.00 per share in Q1 2008

•

Established regional headquarters in Lausanne, Switzerland for the EMEA market

•

Introduced new additions to the X-Band product line

•

Acquired a WiMAX solutions provider based in the Republic of Ireland.

“Our performance in the quarter marked our tenth consecutive quarter of profitability and also represented the second best quarterly profit result in the company’s history,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “We continued to extend our geographic reach into the EMEA market with the Swiss office and expanded our product portfolio with the X-Bank product line.”

Dr. Chan continued: “Looking ahead, we expect to leverage our acquisition of the WiMAX solutions provider and develop a new market vertical for Norsat. While Q1 is historically the Company’s softest quarter, I am pleased with the progress being made to deal with our traditional revenue fluctuations.”

Financial Review

Revenue was $5.0 million for Q1 2009, up 29% from $2.9 million in Q1 2008. The year-over-year increase in total revenue is predominantly a result of growth in the company’s Satellite Systems business.  Revenue from the Satellite Systems segment was $3.5 million in Q1 2009, up from $1.0 million in
Q1 2008. Revenue from the company’s Microwave Products segment was $1.5 million in Q1 2009, down $0.5 million year-over-year compared to revenues of $2.0 million in Q1 2008.

Norsat’s overall gross margin for Q1 2009 was 49%, compared to 51% in Q1 2008.  Gross margin for the Microwave Products segment was 40% in Q1 2009, compared to 43% in Q1 2008, as the global recession has put pressure on margins in this segment. Gross margin for the Satellite Systems segment decreased to 53% in Q1 2009, compared to 67% in Q1 2008. The gross margins from the first quarter of 2008 were disproportionately skewed by higher margin services coupled with low sales volume. Management anticipates that overall margins will hold around the current levels despite the downward pressures resulting from the recessionary trends in the global economy.

Operating expenses for Q1 2009 were $1.6 million, compared to $1.5 million in Q1 2008. The increase was driven primarily by Norsat’s investment in research and product development activities to accelerate the product development timeline.

For Q1 2009, net earnings were $0.8 million, or $0.02 per share, up from net earnings of
$0.01 million or $0.00 per share in Q1 2008.

Cash provided from operating activities was $1.7 million in Q1 2009, compared to usage of $0.2 million for the same period last year. At March 31, 2009, Norsat had cash and term deposits of $2.9 million, compared to $1.0 million as at December 31, 2008. At March 31, 2009, Norsat’s working capital was $9.2 million, compared to $8.5 million at December 31, 2008.

As at March 31, 2009, total shares issued and outstanding were 54,313,305.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on May 14, 2009 at 12:00 p.m. Eastern Time. To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053. The conference call reference number is 98804379. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended March 31, 2009, and the Management Discussion and Analysis for the quarter ended March 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.